Exhibit 99.01

FBR CAPITAL MARKETS CORPORATION

WHEREAS, pursuant to resolutions of the Board duly adopted by unanimous written consent in lieu of a meeting on January 26, 2007 (the “Prior Board Resolutions”), the Board appointed Andrew M. Alper, Thomas J. Hynes, Jr., Richard A. Kraemer and Arthur J. Reimers to the Board (the “Additional Directors,” as defined in the Prior Board Resolutions) and,

*  *  *

Subscription of Shares Pursuant to Director Stock Purchase Plan

WHEREAS, pursuant to the Prior Board Resolutions, the Board approved the opportunity for of each of the Additional Directors to subscribe from the Company for up to $1 million of shares of the Company’s common stock, without payment of any broker’s commission or fee, at a purchase price equal to the fair market value of the Company’s common stock at the time of the appointment of the Additional Directors to the Board, and

WHEREAS, pursuant to the Prior Board Resolutions, the Board approved the issuance and sale of up to an aggregate of 266,668 shares of the Company’s common stock to the Additional Directors at a price of $15.00 per share, subject to the terms and conditions set forth in the Prior Board Resolutions and the subscription letters between each of the Additional Directors and the Company (collectively, the “Subscription Letters”), and pursuant to the Prior Board Resolutions and the Subscription Letters, the issuance and sale of an aggregate of 163,334 shares of the Company’s common stock at a purchase price of $15.00 per share were made to the Additional Directors (in the following specific amounts: Mr. Alper, 66,667 shares; Mr. Hynes, 10,000 shares; Mr. Kramer, 20,000 shares; and Mr. Reimers, 66,667 shares) (collectively, the “Additional Director Subscriptions”);

WHEREAS, the Board wishes to approve the opportunity for John T. Wall, and for any outside director who is elected or appointed to the Board in the future, to subscribe for up to $1 million of shares of the Company’s common stock, without payment of any broker’s commission or fee, at a purchase price equal to the fair market value of the Company’s common stock at the time of his or her election or appointment to the Board of Directors,

WHEREAS, the Board wishes to confirm that the Additional Director Subscriptions, the subscription by John T. Wall of up to 65,573 shares of Common Stock at a purchase price of $15.25 per share, and any similar subscription by outside directors who are appointed or elected in the future, were, are or will be made pursuant to a director stock purchase plan established for the purpose of better aligning the interests of each such director with the interests of the Company’s shareholders;

RESOLVED, that the Designated Officers are, and each of them hereby is, authorized and directed to cause the Company to issue and sell: up to 65,573 shares of the Company’s common stock, $0.001 par value per share to John T. Wall at a price of $15.25 per share pursuant to a subscription letter in the form of Exhibit A attached hereto (the “Subscription Letter”);

RESOLVED, that the Board of Directors has determined in good faith that the consideration to be received for the shares of Common Stock to be issued and sold to Mr. Wall pursuant to the foregoing resolution represents adequate consideration for such shares; and that, an aggregate of 65,573 shares of Common Stock is hereby reserved for issuance in accordance with the foregoing resolutions, and that, upon the issuance of such shares in exchange for payment therefor in accordance with the terms of the Subscription Letter, such shares shall be validly issued, fully paid and non-assessable, and no personal liability shall attach to the ownership of such shares.

RESOLVED, that the Additional Director Subscriptions subject to the terms and conditions of the Prior Board Resolutions and the Subscription Letters, the issuance and sale of up to 65,573 shares of the Company’s common stock at a purchase price of $15.25 per share subject to the terms of these resolutions and the Subscription Letter, and any similar subscription by an outside director appointed or elected in the future, were, are or will be made pursuant to an approved director stock purchase plan (the "plan") established to enable each of the Company’s newly elected or appointed outside directors and any outside director that is elected or appointed in the future to purchase directly from the Company up to $1 million of shares of the Company’s Common Stock, without payment of any broker’s commission or fee, at a purchase price equal to the fair market value of the Company’s common stock at the time of his or her election or appointment to the Board of Directors, in order to better align the interests of each of the Company’s outside directors and any outside director that is elected or appointed to the Board of Directors in the future with the interests of the Company’s shareholders.

General and Enabling

RESOLVED, that the Designated Officers are, and each of them hereby is, authorized in the name and on behalf of the Company to do and perform, or cause to be done and performed, all such acts, deeds and things to make, or cause to be made, all such payments and to make, execute and deliver, or cause to be made, executed and delivered, all such agreements, undertakings, documents, instruments or certificates in the name and on behalf of the Company or otherwise as each such officer may deem necessary or appropriate to effectuate or carry out fully the purpose and intent of the foregoing resolutions and the transactions contemplated thereby.

Effective Date

RESOLVED, that the effective date of these resolutions shall be April 30, 2007.